MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management's Discussion and Analysis ("MD&A") has been prepared as at June 29, 2021 to provide a meaningful understanding of Burcon NutraScience Corporation's ("Burcon" or the "Company") operations, performance, and financial condition for the year ended March 31, 2021.  The following information should be read in conjunction with the Company's audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRS IC").  Additional information relating to Burcon, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements").  All statements, other than statements of historical fact, are forward-looking statements.  When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements.  The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  production costs and pricing of Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and pea protein and canola protein (Nutratein®) blends;
  marketing strategies for the Company's soy, pea, canola, flax and hemp proteins as well as pea protein / canola protein blends;
  development of commercial applications for soy, pea, canola, flax and hemp protein as well as pea protein / canola protein blends;
  ability to produce proteins in commercial quantities with sufficient grade and quality at cost-effective prices;
  construction, commissioning and operation of production facilities;
  relocation expansion of the Winnipeg Technical Centre;
  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;
  input and other costs; and
  liquidity and working capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;
  the Company and its joint venture partners' ability to commission and operate its production facility;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  market acceptance and demand for the Company's or its licensing partners' products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements.  The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties.  Many factors, both known and unknown could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

  the condition of the global economy;
  market acceptance of the Company's products;
  changes in product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020 delays in the commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and
  the Company's ability to protect its intellectual property; and
  risks and uncertainty related to and arising from the global COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Burcon is a global technology leader in the development of plant-based proteins, having developed an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation ("Merit Foods") was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods has built a commercial production facility in Manitoba, Canada where it will produce, under license, Burcon's novel pea and canola protein ingredients.  Our environmentally friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers.  Our patent portfolio currently consists of 294 issued patents worldwide, including 73 issued U.S. patents, and in excess of 215 additional patent applications, 33 of which are U.S. patent applications.

CONTINUATION UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Burcon was incorporated under the Business Corporation Act (Yukon) (the "YBCA") on November 3, 1998, and extra-provincially registered in British Columbia on February 5, 1999.  The Board of Directors determined that it would be more expedient and cost effective to have the Company continue into the Province of British Columbia pursuant to the Business Corporation Act (British Columbia), as amended (the "BCA").  The shareholders of the Company approved the continuance at the 2020 annual general meeting ("AGM").  A summary comparison of the provisions of the BCA and the YBCA that pertain to the rights of the shareholders has been provided in the 2020 management proxy circular, which is available at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

MERIT FUNCTIONAL FOODS CORPORATION

In May 2019, Burcon, through its newly formed wholly-owned subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings"), entered into a shareholders' agreement (the "Shareholders Agreement") with RBT Holdco Ltd. ("RBT Holdco") and 10039406 Manitoba Ltd. ("Crew Holdco") (RBT Holdco and Crew Holdco together referred to as the "Partners") to become shareholders of Merit Functional Foods Corporation ("Merit Foods").  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Merit Foods has completed the construction of an initial protein production facility (the "Flex Production Facility") in Winnipeg, Manitoba.

On inception, Burcon Holdings held 40%, RBT Holdco held 40% and Crew Holdco held 20% of the issued and outstanding shares of Merit Foods.  Each of Ryan Bracken and Barry Tomiski (and their respective family) beneficially owns a 50% interest in RBT Holdco.

Burcon has a license and production agreement (the "License Agreement') with Merit Foods to license the technology required to produce, market and sell Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").  Under the terms of the License Agreement, Merit Foods has the exclusive rights over Burcon's pulse proteins (including pea) and canola protein technologies across all geographic regions and all product uses (the "License").  Burcon will receive running royalties on the net revenue (as defined in the License Agreement) from the sales of the Products by Merit Foods.

On August 27, 2020, Bunge Limited ("Bunge") made an investment of $30 million into Merit Foods.  In addition to purchasing equity directly from Merit Foods, Bunge purchased additional shares and debt from the Partners.  Bunge (NYSE:  BG) is a world leader in sourcing, processing and supplying oilseed and grain products and ingredients.  As a result of these transactions, Bunge became a 25% shareholder in Merit Foods, Burcon's ownership interest in Merit Foods decreased to 33.3%.  As a result of the dilution in Burcon's ownership interest in Merit Foods, Burcon recorded a dilution gain of $6,384,942.

As part of the Bunge transaction, Burcon and the Partners amended the License Agreement (the "Amended License Agreement") and Burcon, Bunge and the Partners also amended the Shareholders Agreement (the "Amended Shareholders Agreement").  Under the Amended License Agreement and Amended Shareholders Agreement, Burcon, Bunge and the Partners have agreed to certain contractual rights, including a right, but not an obligation, of Burcon, in certain circumstances, to participate in a sale of all but not less than all of its shares in Merit Foods, and that in certain circumstances, Merit Foods will have the right to buy out from Burcon the Amended License Agreement for $67.5 million, which  represents the discounted future royalties over the life of the Amended License Agreement.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

From June 2019 to December 31, 2019, Burcon Holdings and the Partners made capital loan advances to Merit Foods in the aggregate of $27.5 million.  Burcon Holdings and the Partners made further loan advances of $5.0 million to Merit Foods in February 2020 (the total capital loan advances together referred to as the "Merit Shareholder Loans").

As at March 31, 2021, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

(in thousands of dollars):

	Capital Contribution	Loan receivable	Total net investment

From inception to December 31, 2019	-	11,000	11,000
Modification to loan terms	8,872	(8,872)	-
Capital loan advance	1,613	387	2,000
Share of loss in Merit Foods	(940)	-	(940)
Interest accretion	-	145	145

Net Investment in Merit Foods, March 31, 2020	9,545	2,660	12,205
Share of loss in Merit Foods	(2,422)	-	(2,422)
Gain on dilution of investment in Merit Foods	6,385	-	6,385
Interest accretion	-	308	308
Expected credit loss provision	-	(74)	(74)

Net Investment in Merit Foods, March 31, 2021	13,508	2,894	16,402

On inception, the Merit Shareholder Loans were recorded as a loan receivable.  In December 2019, the terms of the Merit Shareholder Loans were finalized.  The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  As a result, Burcon recalculated the fair value at this date, resulting in a reduction of the fair value that was transferred to a capital contribution account.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the year March 31, 2021, Burcon recorded interest accretion of $307,875 (2020 - $144,343).  An expected credit loss provision of $74,193 has been recognized in relation to the loan receivable and included in interest and other expense on the consolidated statement of operations and comprehensive loss.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

Construction of Phase 1 of its 94,000 square foot Flex Production Facility was formally completed on December 31, 2020.  Unique in its design, the Flex Production Facility has been engineered and constructed to be able to process both yellow field peas as well as non-GMO canola, thereby having the ability to produce canola proteins in addition to pea proteins.

Merit Foods' lineup of Puratein® canola proteins, which it has rebranded as Puratein® C, Puratein® G and Puratein® HS, and Peazazz® and Peazac® pea proteins, as well as its MeritPro™ protein blends are ideally suited for food and beverage companies to give their products a nutritional boost while remaining dairy-free, soy-free, grain-free and gluten-free.  The Flex Production Facility is the first and only commercial scale facility in the world capable of producing food-grade protein from canola, the world's second largest oilseed crop.

Merit Foods achieved the first commercial production of Burcon's Peazazz® and Peazac® pea proteins in February 2021 and the first commercial production of canola protein in April 2021.  Merit Foods intends to continue optimizing the manufacturing process and expects to begin fulfilling commercial commitments in fiscal 2022.

Merit Foods secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC") and the Canadian Imperial Bank of Commerce.  Merit Foods' shareholders, including Burcon Holdings and Bunge pledged their shares in Merit Foods as security under the loan facilities from EDC and FCC.  In connection with the loan facilities from EDC, Merit Foods must fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  Of the prescribed amount, $6.5 million was permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount.  As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  As the LC was terminated on August 28, 2020, the Merit Loan Agreement was also terminated on the same date.  For the year ended March 31, 2021, Burcon recorded interest income of $120,205 (2020 - $nil) related to the Merit Loan, of which $nil was outstanding as at March 31, 2021 (March 31, 2020 - $nil).

In addition, Burcon provided a guarantee to EDC and FCC in connection with the $85 million financing package (the "Guarantees"), pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations to Merit Foods under the loan agreements between EDC, FCC and Merit Foods.  The aggregate maximum liability of Burcon under the Guarantees was limited to $4.0 million.  As part of the investment by Bunge into Merit Foods, EDC and FCC released the Guarantees on August 28, 2020.

Merit Foods also has financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada's Agrilnnovate Program ("AIP").  In total, Merit secured a total of $99.2 million financing package from the Government of Canada that includes the financing noted above from EDC, FCC, AIP and Protein Industries Canada ("PIC").  Burcon Holdings and the Partners have provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") have entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their respective shareholding percentage in Merit Foods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

In addition to the co-investment Merit Foods received in January 2020 from PIC, a further co-investment was provided by PIC in May 2021 to develop new plant-based products that may include meat and dairy alternatives, ready-to-drink beverages, supplement powders and other plant-based applications for the global food and beverage market.  The project has a total investment of $7.9 million, with PIC providing one-half of the total investment into the project.

As at March 31, 2021 and the date of this MD&A, Burcon has a 33.3% ownership interest in Merit Foods.  There is no contingent issuance of securities by the equity investee that might significantly affect Burcon's share of profit or loss.  The following is the summarized financial information of the investee:

Summary financial information of Merit Foods

(Unaudited, in thousands of dollars)

	March 31, 2021	March 31, 2020

Total assets	141,096	41,885
Total liabilities	102,946	18,024

	Year ended March 31,	Period ended March 31,
	2021	2020[1]

Total revenue	396	-

Loss and comprehensive loss for the year/period	(6,837)	(2,350)

Merit formally completed construction of the Flex Production Facility by December 31, 2020, followed by the commissioning process.  It has not recorded significant revenues from sales for the year ended March 31, 2021.  Losses for the year ended March 31, 2021 and 2020 relate to pre-production operating costs incurred.

NESTLE COLLABORATION

In January 2020, Burcon, Société Des Produits Nestlé ("Nestlé") and Merit Foods entered into a joint development agreement (the "JDA") to tailor Burcon and Merit's plant-based proteins for use in Nestlé food and beverage applications.  The JDA covered ongoing innovation and the future supply of Burcon and Merit's plant-based proteins from the Flex Production Facility.  The partnership was intended to combine Nestlé's expertise in the development, production and commercialization of plant-based foods and beverages with Burcon's proprietary plant protein extraction and purification technology, while leveraging Merit Foods' plant protein production capabilities.  The aim of the joint development was to tailor the functionality of Burcon and Merit's plant proteins, to be supplied from Merit's Flex Production Facility, for use by Nestlé in plant-based meat and dairy alternatives.  During the year, the Winnipeg Technical Centre ("WTC") conducted research work and provided Nestlé with various samples for testing and analysis.  The research conducted by Burcon was successful in identifying processing techniques to modify and improve the functionality of Burcon's and Merit's plant-based protein and as such, Burcon's role in the joint development agreement with Nestlé ended in January 2021 while Merit Foods has continued to work with Nestlé for the supply of Merit Foods' plant protein products Burcon will also provide technical assistance to Merit Foods in support of the relationship with Nestlé.  During the year, Burcon recorded $250,000 as other income from payment that was received from Nestlé in fiscal 2020.

__________________________________
1 Merit Foods was incorporated on May 15, 2019.  As a result, information in this table represents certain financial information of Merit Foods from the date of its incorporation to March 31, 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

WINNIPEG TECHNICAL CENTRE

During the year ended March 31, 2021, the WTC continued its work to support Merit Foods in completing its construction and commissioning of the Flex Production Facility.  During the year, the WTC also produced samples for Merit Foods to provide to its potential customers for evaluation.

Over the past year, Burcon expanded the WTC's production capacity and further expanded its research and development capacity through the lease of a satellite laboratory space.  During the year, the WTC also expanded its scientific and technical team with the addition of two new research scientists.  Burcon's team of scientists and engineers continued development work on our pipeline of technologies for alternative plant-based proteins.  The WTC made progress on existing technologies by further innovating with pea and canola and also with entirely new plant-based protein sources, with the goal of entering into additional partnerships as a means to bring additional plant-based protein ingredients to market.

Burcon has engaged a third-party engineering firm to investigate options to potentially replace the existing WTC with an expanded innovation centre to provide additional research and development bandwidth to pursue its product opportunity pipeline.

CONVERTIBLE DEBENTURES

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totaling $2 million in principal amount.  Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured.  The principal amount outstanding under the Debentures and all accrued and unpaid interest thereon were to be payable in cash on December 10, 2022.  The Company incurred issue costs of $228,432, of which $156,600 were finder's fees at 4.5% of the gross proceeds received from investors introduced to the Company by the finders.

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  During the year ended March 31, 2021, the holders of the Debentures converted principal amounts of $1,704,500 for the issuance of 1,623,327 common shares of the Company.

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days.  The Company determined it had met this condition between August 12 and August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020.  As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

The Debentures were a level 3 financial liability with an embedded conversion feature.  As a result, the debt and equity components were bifurcated and the instrument valued to par at the issuance date.  The value assigned to the liability at December 10, 2019 was the present value of the contractually determined stream of future cash flows discounted at 24%, being the rate estimated to be equivalent to that which the market would apply to an instrument with comparable credit status and provide substantially the same cash flows, on the same terms, but without the conversion option.  From the date of issuance, the liability component was accreted up to its principal value using the effective interest method, with the charge recorded in the consolidated statement of operations and comprehensive income or loss.  The initial fair value of the debt as at December 10, 2019 was estimated to be $6,508,641.  The residual amount of $2,762,927 was recognized within equity as the value of the conversion option.  For the year ended March  31, 2021, the Company recorded interest expense of $637,522 (2020 - $nil) related to the Debentures.

2020 EQUITY OFFERING

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  The fair value of the Warrants was estimated at $1,780,752 using the Black-Scholes pricing model and has been included in Warrants.  During the year ended March 31, 2021, Warrants were exercised for 2,285,500 Warrant Shares, providing proceeds of $4,571,000 to the Company.  As at March 31, 2021, 1,424,400 Warrants were outstanding.  Subsequent to the year-end, Warrants were exercised for 37,750 Warrant Shares.

The agents received a cash commission of 7% of the gross proceeds and compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  The fair value of the Agents' Warrants was estimated at $249,305 using the Black-Scholes pricing model and has been included in Warrants.  During the year ended March 31, 2021, 207,754 Agents' Warrants were exercised, providing proceeds of $415,508 to the Company.  As at March 31, 2021, 311,623 Agents' Warrants were outstanding.

In addition to the Agents' Warrants, the Company incurred total issue costs of $1.2 million related to the Offering.

The Company is using the net proceeds from its financing activities for further development of its extraction and purification technologies and pursue new related products, pursue and develop new applications from functional attributes of Burcon's proteins and carry out research on protein extraction from various plant sources.  Burcon also intends to use the net proceeds to maintain, further strengthen and expand the Company's intellectual property portfolio.  Burcon is obligated to prosecute and maintain its pea and canola patent portfolios under its Amended License Agreement with Merit Foods.  Additionally, Burcon intends to continue to file additional patent applications to protect discoveries arising from its research and development activities.  Burcon also intends to use the net proceeds for expansion initiatives and to provide for general working capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

RIGHTS OFFERING

2019 Rights Offering

On June 25, 2019, the Company completed a rights offering (the "2019 Rights Offering") for 44,083,203 common shares at $0.35 per common share for gross proceeds of $15,429,121 and net proceeds of $15.3 million.  Burcon issued to each shareholder as of the record date of May 30, 2019 one transferrable right (the "2019 Rights") for each common share held by such shareholder.  Every 2019 Right entitled the holder thereof to purchase one common share in the Company at a price of $0.35 per common share.

The Company's directors, officers and persons controlling over 10% of the common shares of the Company, (collectively, the "Insiders") agreed to exercise at least all of the 2019 Rights they were issued in connection with the 2019 Rights Offering for 14,306,740 common shares, representing 32.5% of the 2019 Rights Offering.

Of the net proceeds of the 2019 Rights Offering, $2,565,022 was used to repay the Note (see below) and accrued interest to Large Scale and $1,607,183 was used to repay the Loan (see below) and accrued interest to Large Scale.  Burcon also utilized some of the net proceeds to make its capital loan advances to Merit Foods.

CONVERTIBLE NOTE

The Company had a convertible note (the "Note") with Large Scale Investments Limited ("Large Scale'), a wholly owned subsidiary of Firewood Elite Limited ("Firewood"), for the principal amount of $2.0 million (the "Principal Amount").  Firewood, through its shareholdings in Large Scale and Great Intelligence Limited ("Great Intelligence"), has significant influence over the Company, and is wholly owned by Mr. Alan Chan, a director of the Company.

The Note bore interest at 8% per annum, compounded monthly, with the Principal Amount and accrued interest repayable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the "Maturity Date"), or voluntary prepayment by the Company.  Large Scale could convert the Principal Amount in whole or in part at $3.94 per share into common shares of the Company.  Burcon had the right, before the Maturity Date, upon written notice to Large Scale of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to Large Scale an amount equal to the Principal Amount to be prepaid multiplied by 110%.  The payment of the Principal Amount and all accrued and unpaid interest thereon would be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company.

On May 21, 2019, the Company and Large Scale amended (the "Amendment") the Note's Maturity Date to June 21, 2019 and also provided Large Scale with the right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.  In connection with the 2019 Rights Offering, Large Scale exercised its right to offset the amounts due under the Note against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019.  The total amount offset under the Note included the principal amount and accrued interest of $2,565,022.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

The conversion option was recorded as a derivative liability.  Under the terms of the Note, there are certain conditions where the conversion price may be adjusted.  Therefore, in accordance with International Financial Reporting Standards ("IFRS"), an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss.  The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions:  expected volatility of 63%; expected dividend per share of nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years.  Upon the offset by Large Scale of its obligations to pay for subscription proceeds under the 2019 Rights Offering, the net derivative liability of $5,384 was expensed as financing expense during fiscal 2020.

SHORT-TERM LOAN

On November 13, 2018, the Company entered into a loan agreement with Large Scale to provide Burcon with an unsecured loan for up to $1.0 million (the "Loan"), which was amended in March 2019 (the "Loan Amendment") to increase the principal amount available to $1.5 million, as well as providing the Lender with the right to offset any amount due to it under the Note against any obligations of the Lender to pay for subscription proceeds of any rights offering that Burcon may conduct.

The Loan bore interest at 18% per annum on the amount drawn, and 3% per annum on the undrawn portion.  The amounts drawn on the Short-term Loan and the accrued interest was payable on the earlier of June 3, 2019, the occurrence of an event of default as set out in the Loan, or voluntary prepayment by the Company.

In connection with the 2019 Rights Offering, Large Scale exercised its right to offset the amounts due under the Short-term Loan against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019 for $1,436,629 against the principal amount.  The balance of the principal amount of $63,371and accrued interest of $107,173 was repaid to Large Scale in cash on June 28, 2019.

NEW DIRECTOR APPOINTMENTS

In July 2019, Burcon appointed Mr. Calvin Chi Leung Ng as a director of its board.  Mr. Ng is a director of Large Scale and Great Intelligence.  Mr. Ng is the group legal counsel for ITC Properties Limited, a real estate property development and investment company.  Mr. Ng has over 20 years' experience of advising on and executing corporate and commercial transactions in law firms and private sectors.

In July 2020, Burcon appointed Ms. Debora Fang as a director to its board of directors.  Ms. Fang has 20 years of experience in the consumer goods industry, across mergers and acquisitions, strategy, and marketing roles for Unilever (London, UK), Danone (Paris, France and Amsterdam, Netherlands), Kraft Foods (Sao Paulo, Brazil) and as a consultant for Bain & Company (Los Angeles, USA).  She is now an independent advisor for private equity and strategic clients in the food arena as well as a private investor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

CLARISOY®

Burcon had a license and production agreement (the "Soy Agreement") with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce market and sell CLARISOY® soy protein worldwide.  Although ADM made substantial efforts to market and sell CLARISOY® soy protein into a number of different markets and product applications, ADM was unable to make meaningful sales for CLARISOY®.  Burcon and ADM have agreed to terminate the Soy Agreement, effective August 7, 2020.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon on the effective date.

Burcon did not receive significant royalty revenues from ADM's sales of CLARISOY®.  For the year ended March 31, 2021, Burcon recorded royalty revenues of $8,646 (2020 - $31,134).

Burcon is investigating alternative paths to bring its soy protein technologies to the market and is currently in discussions with potential partners that include soy protein producers and consumer product companies that could benefit from a partnership with Burcon to commercialize its soy protein technologies.  Burcon intends to pursue all available opportunities to commercialize and monetize its soy protein intellectual property portfolio.

OTHER RESEARCH AND DEVELOPMENT ACTIVITIES

Burcon continued work to further the development of a new plant-based protein process, as well as limited research work on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.  Burcon's extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax and hemp.  The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients.

The Company was issued a research license under the Cannabis Act by Health Canada in June 2019.  Given its focus on other business initiatives, Burcon does not plan to conduct research in cannabinoid extracts in the near future and therefore, did not renew its license when it became due in 2021.

INTELLECTUAL PROPERTY

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;
  Applications to protect the uses of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins, for example, as functional food and beverage ingredients; and
  Applications to protect the "signature characteristics" of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins.

During the year, Burcon received a patent grant for a patent application over its pea processing technology. Subsequent to the year-end, Burcon received two patent grants for patent applications over its pea and canola processing technologies.  Burcon continued the maintenance and prosecution of its patent applications during the year ended March 31, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

Burcon currently holds 73 U.S. issued patents over its canola, soy, pulse (including pea) and flax protein processing technologies and canola and soy protein isolate applications, as well as canola, pea and soy patents covering composition of matter.  In addition, Burcon has a further 33 patent applications currently filed with the U.S. Patent and Trademark Office.

As of the date of this MD&A, Burcon's patents and patent applications cover over 50 distinct inventions.  Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  Together with patents issued in other countries, Burcon now holds a total of 294 issued patents covering inventions that include the 73 granted U.S. patents.  Currently, Burcon has over 215 additional patent applications that are being reviewed by the respective patent offices in various countries.

ENVIRONMENTAL AND SUSTAINABILITY MATTERS

Burcon's extraction processes use no harsh chemicals and emit no noxious odours or significant waste products.  Biodegradable, natural and/or recyclable input materials, end-products and by-products are used and, therefore, are expected to present no significant environmental risk.  As such, Burcon does not foresee any financial and operational effects of environmental protection or requirements on the capital expenditures, earnings and the competitive position of Burcon in the foreseeable future.

As part of Burcon's sustainability initiatives to reduce the environmental impact of food and agriculture through its plant-based protein technologies, management is actively investigating sustainability disclosure frameworks to which Burcon may utilize to identify and quantify its carbon footprint of its technologies and ongoing research and development.  Identifying the sustainability issues pertinent to Burcon's operations and technologies is the first step in the process of reducing environmental emissions.

Burcon is exploring, in particular, the integration of two sustainability and climate-related reporting frameworks for its disclosure on sustainability issues: 1) Sustainability Accounting Standards Board ("SASB"); and 2) Task Force on Climate-related Financial Disclosures ("TCFD").

The Sustainability Accounting Standards Board is an independent non-profit organization that sets standards to guide the disclosure of financially material sustainability information by companies to their investors.  SASB Standards identify the subset of environmental, social, and governance ("ESG") issues most relevant to financial performance in each of 77 industries.  SASB also provides education and other resources that advance the use and understanding of its standards.

The Financial Stability Board established the TCFD to develop recommendations for more effective climate-related disclosures that could promote more informed investment, credit, and insurance underwriting decisions and, in turn, enable stakeholders to understand better the concentrations of carbon-related assets in the financial sector and the financial system's exposures to climate-related risks.

Based on Burcon's preliminary materiality assessment of its operations, Burcon has identified the following top five sustainability issues it believes are the most material to its business and stakeholders:

1. Greenhouse gas emissions

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

2. Energy management

3. Water and wastewater management

4. Product quality and safety

5. Employee health and safety

Burcon is in a unique position where it conducts research and development on a small pilot scale to develop technologies for the global commercialization of its novel protein ingredients.  As such, Burcon does not believe it is exposed to environmental and climate-related issues on the same scale as major agricultural and ingredient processors.  Nevertheless, Burcon believes it may be in the best interests of Burcon, its stakeholders and investors for the company to identify and provide transparency around its sustainability initiatives to address the ESG issues most relevant to the Company.

With a goal to assess Burcon's carbon footprint, Burcon intends to further explore methods of data collection, where the Company can begin to quantify the top five environmental impacts listed above associated with all the stages of technology development - from conception to commercialization.  Burcon expects that it may be required to engage a consultant with expertise on ESG matters to assist Burcon with this process.  Burcon believes that a comprehensive ESG review and preparation of a report may require at least 12 months or more to complete.

SUMMARY OF OPERATING RESULTS

Years ended March 31 (in thousands of dollars, except share and per-share amounts)
	2021	2020
Royalty and research income	259	31
Loss for the year	(618)	(4,634)
Basic and diluted loss per share	(0.01)	(0.06)
Total assets	37,725	31,269
Total long-term liabilities	5	6,731
Weighted average shares outstanding (thousands)	102,891	78,936

RESULTS OF OPERATIONS

As at March 31, 2021, Burcon has not yet generated any significant revenues from its technology.  As noted above, Burcon recorded $250,000 in research income from its joint collaboration agreement with Nestlé.  For the year ended March 31, 2021, the Company recorded a loss of $617,492 ($0.01 per share), as compared to $4,633,494 ($0.06 per share) in fiscal 2020.  Loss from operations for the year ended March 31, 2021 was $4,595,458, as compared to $3,723,127 in fiscal 2020.

During the year ended March 31, 2021, Burcon recorded $2,421,459 (2020 - $939,806) as its share of loss in Merit Foods.  As a result of Bunge's investment in Merit, Burcon's interest in Merit Foods decreased from 40% to 33.3% and Burcon recorded a gain of $6,384,942 on the dilution of its investment in Merit Foods.

The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

Research and development expenses

Components of research and development ("R&D") expenditures are as follows:

(in thousands of dollars)

	Year ended March 31,
	2021	2020
Salaries and benefits	1,603	1,318
Laboratory operation	305	290
Amortization of property and equipment	225	72
Rent	108	88
Analyses and testing	63	56
Travel and meals	-	17
Gross research and development expenses	2,304	1,841
Allocated to deferred development costs	(1,164)	(655)
Allocated to inventory production	(726)	(464)
Net research and development expenses	414	722

Burcon has received government assistance through the Canada Emergency Wage Subsidy ("CEWS") and the Canada Emergency Rent Subsidy ("CERS") programs.  R&D expenditures have been reduced by $115,000 received from the CEWS and CERS programs, as well as a Manitoba government training grant of $45,000 (2020 - $22,000).

Effective July 1, 2019, the Company determined that it had met all the criteria of deferring development costs ("DDC") with respect to its pea and canola proteins and has been deferring its expenditures relating to pea and canola to deferred development costs.  For the year ended March 31, 2021, it deferred $1,164,000 of R&D costs.  Under the Services Agreement with Merit Foods, Burcon also has been producing inventory saleable to Merit Foods to provide to its potential customers for product evaluation.  This has contributed to about $726,000 of R&D costs that have been allocated to inventory production.  Before government assistance and the cost deferral and allocation to inventory production, total R&D costs increased by about $601,000, including an increase in stock-based compensation expense of $209,000.  The balance of the increase is due primarily to salary increases, staff additions and an increase in amortization expense from equipment additions.

Intellectual property expenses

(in thousands of dollars)

	Year ended March 31,
	2021	2020
Patent fees and expenses	1,859	1,534
Trademark	-	6
Gross intellectual property expenses	1,859	1,540
Allocated to deferred development costs	(1,073)	(694)
Net intellectual property expenses	786	846

As noted above, the Company began deferring costs related to its pea and canola technology in the second quarter of fiscal 2020, including related patent fees and expenses.  During the year ended March 31, 2021, Burcon deferred about $1,073,000 of patent fees and expenses for its pea and canola patent portfolio to deferred development costs.  Before the cost deferral, patent fees and expenses increased by about $325,000, due mostly to higher patenting activity in the pea and canola portfolios, as well as higher maintenance fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon believes it has developed a dynamic and extensive patent portfolio and has filed patent applications in various countries over its inventions.  From inception, Burcon has expended $21.6 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

General and administrative ("G&A") expenses

(in thousands of dollars)

	Year ended March 31,
	2021	2020
Salaries and benefits	2,636	1,351
Professional fees	465	274
Investor relations	248	132
Office supplies and services	171	165
Transfer agent and filing fees	57	27
Amortization	47	2
Financing expense	24	89
Other	6	4
Travel and meals	-	66
Rent	-	76
	3,654	2,186

Salaries and benefits

Included in salaries and benefits for the year ended March 31, 2021 is stock-based compensation expense of $1,551,000 (2020 - $470,000).  The higher stock-based compensation expense incurred this year is due to an increase in the number of options granted to directors and employees and also to higher fair values of options granted during fiscal 2021 over fiscal 2020.

The Company received government assistance of $146,000 through the Canada Emergency Wage Subsidy ("CEWS") program, which has been applied against salaries and benefits expense.  Before CEWS, the increase in the cash portion of salaries and benefits of $350,000 is due mainly to fiscal 2020 bonuses of $130,000 approved during the first quarter, and salary increases effected at the beginning of this fiscal year, and the addition of an employee and a member of senior management.  Directors' fees also increased by about $55,000 for the year ended March 31, 2021, due to more meetings held this year, as well as the addition of a director in July 2020 and in July 2019.

Professional fees

Professional fees increased by $191,000 over last year.  Legal fees incurred in fiscal 2021 increased by $130,000 over fiscal 2020, due mainly to the negotiations and agreements related to the Bunge investment into Merit Foods during this year, agreements affected by Merit's EDC and FCC loans, offset by legal fees incurred in fiscal 2020 for the Nestle agreement.  Audit fees in fiscal 2021 increased by $52,000 over fiscal 2020, due to additional work required as a result of Burcon's NASDAQ listing (see below).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

Investor relations

Investor relations expenses increased by $116,000 over last year.  The increase is due to consulting services for investor communication and messaging, higher expenses incurred for the virtual AGM held in the second quarter of this year and to U.S. investor relations consulting, as well as to OTCQB annual fees.  This was offset by travel expenses that decreased due to COVID-19.

LIQUIDITY AND FINANCIAL POSITION

At March 31, 2021, the Company had cash and cash equivalents of $14.0 million.  Assuming Burcon Holdings is not required to make payment under the AIP Guarantee, management estimates the cash resources to be sufficient to fund its operations to September 2023, without taking into account proceeds from outstanding convertible securities and royalty revenues from its Amended License Agreement.  If Burcon does not receive sufficient royalties from its Amended License Agreement, Burcon will require additional capital beyond this date to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

The net cash used in operations during the year ended March 31, 2021 was $3,033,000, as compared to $3,373,000 last year.  The decrease in the net cash used in operations of $340,000 is mainly due to research income of $250,000, decreases of $264,000 in R&D expenditures and $60,000 in IP expenditures that were expensed, decrease in interest paid of $100,000, offset by higher G&A expenses of $342,000, lower management fee income and other income of $69,000, and a decrease in royalty income of $22,000, and changes in non-cash working capital items that contributed to $49,000 of the decrease in net cash used in operations.

At March 31, 2021, Burcon had working capital of $13.2 million (March 31, 2020 - $14.5 million).  As at March 31, 2021, Burcon was not committed to significant capital expenditures.  Burcon may incur up to $400,000 in additional capital expenditures if modifications or further upgrades are required to the WTC.  Burcon expects to expend $1.5 million in patent expenditures for fiscal 2022.  With the termination of the ADM license and production agreement, Burcon has abandoned certain non-core patents in its soy patent portfolio but it does not affect the strength of the patent portfolio.

FINANCIAL INSTRUMENTS

The Company's financial instruments are its cash and cash equivalents, amounts receivable, loan to Merit Foods, and accounts payable and accrued liabilities and accrued interest.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

An expected credit loss provision of $74,193 has been recognized in relation to the loan receivable and included in interest and other expense on the consolidated statement of operations and comprehensive loss.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the loan to Merit Foods that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the year ended March 31, 2021, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.36% per annum (2020 - 1.92% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at March 31, 2021 is estimated to be a $140,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at March 31, 2021 is $868,000, all of which is due within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and accrued interest, approximates their carrying values due to the short-term maturities of these financial instruments.

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2021 and March 31, 2020:

(in thousands of dollars)

As at March 31, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	13,972	-	13,972
Amounts receivable	-	339	-	339
Loan to Merit Functional Foods Corp.	-	2,894	-	2,968
Total	-	17,205	-	17,279

Financial liabilities
Accounts payable and accrued liabilities	-	-	1,418	1,418
Total	-	-	1,418	1,418

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

As at March 31, 2020
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	15,031	-	15,031
Amounts receivable	-	332	-	332
Loan to Merit Foods	-	2,660		2,660
Total	-	18,023	-	18,023

Financial liabilities
Accounts payable and accrued liabilities	-	-	1,067	1,067
Accrued interest	-	-	249	249
Derivative debentures	-	-	6,732	6,732
Total	-	-	8,048	8,048

Currency risk

The Company has hedged certain of its liabilities from currency fluctuations.  As at March 31, 2021 and March 31, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31, 2021	March 31, 2020
U.S. Dollars (in thousands)
Cash and cash equivalents	28	22
Amounts receivable	2	3
Accounts payable and accrued liabilities	-	(41)
Net exposure	30	16

Canadian dollar equivalent (in thousands)	37	(23)

Based on the above net exposure at March 31, 2021, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $3,000 (March 31, 2020 - $2,000) in the Company's loss from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

OUTSTANDING SHARE DATA

As at March 31, 2021, Burcon had 108,431,377 common shares outstanding, 4,949,106 stock options outstanding exercisable at a weighted average exercise price of $2.63 per share, and 1,736,032 share purchase warrants that were convertible to an equal number of common shares at an exercise price of $2.00 per share.

As at the date of this MD&A, Burcon has 108,487,913 common shares outstanding, and 5,024,806 stock options that are convertible to an equal number of shares at a weighted average exercise price of $2.68 per share, and 1,690,282 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.00 per share.

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements.  All figures in thousands of dollars, except per-share amounts)

	Three months ended
	March 31,	December 31,	September 30,
	2021	2020	2020	June 30, 2020
Revenue, foreign exchange gain, interest and other income, management fee income, gain on dilution of investment in Merit Foods	336	171	6,658	267
(Loss) income for the period	(2,508)	(1,086)	4,377	(1,401)
Basic and diluted (loss) income per share	(0.02)	(0.01)	0.04	(0.01)

	Three months ended
	March 31,	December 31,	September 30,
	2020	2019	2019	June 30, 2019
Revenue, foreign exchange gain, interest and other income	268	221	172	27
Loss for the period	(1,121)	(788)	(697)	(1,332)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.03)

The losses for the quarters decreased from the second quarter of fiscal 2020 due to the deferral of R&D and pea and canola patent costs and the allocation of R&D costs to inventory production costs.  This has been offset by the recognition of our share of the loss in Merit Foods, which has been increasing each quarter since the first quarter of fiscal 2020.  The loss in the second quarter of this year was offset by the gain on dilution of the investment in Merit Foods.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is related by virtue of common directors, for the following related party transactions:

  For the year ended March 31, 2021, the Company made payments of $4,584 (2020 - $75,006) for office space rental.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020
  For the year ended March 31, 2021, included in general and administrative expenses (management fees) is $2,241 (2020 - $1,181) for administrative services provided to the Company.  At March 31, 2021, $75 (March 31, 2020 - $11) of this amount is included in accounts payable and accrued liabilities.  For the year ended March 31, 2021, included in interest and other income is $7,709 (2020 - $14,197) for legal and accounting services provided by the Company.  At March 31, 2021, $437 (March 31, 2020 - $1,785) of this amount is included in amounts receivable.

Burcon has a Services Agreement with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the year ended March 31, 2021, included in management fee income is $334,760 (2020 - $350,014) for services provided and $524,321 (2020 - $114,766) for samples sold to Merit Foods, of which $66,709 was included in amounts receivable at March 31, 2021 (March 31, 2020 - $110,594).

Merit Foods also provided certain technical and consulting services to Burcon.  For the year ended March 31, 2021, Burcon recorded professional fee expense of $10,720 (2020 - $nil), of which $nil was outstanding as at March 31, 2021.

In connection with the LC, Burcon Holdings entered into the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the year ended March 31, 2021, Burcon recorded interest income of $120,205 (2020 - $nil) related to the Merit Loan, of which $nil was included in amounts receivable as at March 31, 2021 (March 31, 2020 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the year ended March 31, 2021, the Company made total convertible debenture interest payments of $126,803 to these directors and officer.

Burcon had the Loan and Note with Large Scale, a company that is wholly owned by Firewood.  For the year ended March 31, 2020, included in interest expense is $56,502 related to the Note and $60,756 related to the Loan.

Upon completion of the 2019 Rights Offering, the exercise price for the share purchase warrants issued to Dr. Yap, former chief executive officer of the Company, was adjusted from $0.69 per share to $0.45 per share.  The Company recorded $85,420 as financing expense during fiscal 2020.  During the year ended March 31, 2020, Dr. Yap exercised the warrants for 1,182,099 common shares.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) and interpretations issued by the IFRS IC.

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements.  Actual results could differ from those estimates.

The significant areas where management's judgment is applied are in determining the fair value of stock-based compensation, whether all criteria for deferring development costs are met, the point at which amortization of development costs commences, the expense allocation to deferred development costs and the recoverable amounts of goodwill, investment in associates, expected credit losses on loans receivable, and the discount rate used to fair value the loans receivable from Merit Foods following their modification.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

NEWLY ADOPTED ACCOUNTING STANDARDS

Effective April 1, 2019, the Company adopted IFRS 16, - Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease.

The Company applied IFRS 16 on a modified retrospective basis and it did not have a significant impact on the consolidated financial statements.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied retrospectively, with earlier application permitted.  The Company is still considering whether the new standard will have a significant impact on the consolidated financial statements.

NASDAQ LISTING

Subsequent to the year-end, the Company's common shares were approved for listing on The Nasdaq Capital Market (the "NASDAQ") and trading of Burcon's shares on the NASDAQ commenced on May 25, 2021, under the symbol "BRCN".

The Company's shares were previously listed on the NASDAQ until April 27, 2018.  The Company's common shares suspended trading on the NASDAQ as it did not meet certain continued listing requirements.  After that date, Burcon's common shares were quoted for trading in the United States on the OTC Pink Open Market operated by OTC Markets Group, under the ticker "BUROF", and the common shares were listed on the OTCQB Venture Market under the same symbol.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures ("DC&P"), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.  The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2021 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting ("ICFR") or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company's ICFR.  They have evaluated and determined these internal controls and procedures over financial reporting as at March 31, 2021 and concluded they are effective.  They have also concluded that there were no significant changes in the ICFR that occurred during the year ended March 31, 2021 that could have materially affected, or are reasonably likely to materially affect, the Company's DC&P and ICFR.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations.  Key risks are outlined below.  In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2021 under the section titled "Risk Factors", which is incorporated by reference herein.  The AIF is available at www.sedar.com.

Patents and proprietary rights - Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this MD&A, Burcon has been granted a total of 294 patents in various countries covering a number of key processes and uses of Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 73 have been granted in the United States.  Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties.  Burcon cannot be assured that competitors will not independently develop products similar to the Company's products or manufacture products designed to circumvent the exclusive patent rights granted to the Company.  Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization - Although Merit Foods has completed construction of the Flex Production Facility to commercialize Burcon's pea and canola proteins, it has not begun to generate significant revenues from the sale of its products.  There can be no assurance that any of Merit Foods' products will obtain regulatory approvals in countries where such approvals have yet to be sought, or be successfully marketed.  For Burcon, there can be no assurance that the investment made in Merit Foods will be recouped through the royalties generated from sales of Merit Foods' products.  The long-term success of Puratein®, Supertein® and Nutratein® canola proteins, and Peazazz® and Peazac® pea protein and Nutratein® pea protein/canola protein blend products hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  Even though Puratein®, Supertein® and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame.  The majority of food or feed ingredient manufacturers require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization.  Until large batches of products can be supplied, market acceptance of Puratein®, Supertein®, and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be delayed.  Although Merit Foods has completed construction of the Flex Production Facility for Burcon's pea and canola proteins, it may be some time before product sales of pea and canola proteins will be significant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

With the termination of the Soy Agreement with ADM, Burcon must secure a strategic partner for its soy protein isolates.  If Burcon is unable to secure an alternative strategic partner for its soy protein isolates, then the commercialization of its products may be delayed or unsuccessful.  Burcon is investigating alternative paths to bring its soy protein technologies to market.  Although Burcon is currently in discussions with potential partners to commercialize its soy protein, there can be no assurance that a strategic partner will be found.

With the exception its canola and pea proteins, none of Burcon's other potential products are commercially available as a food ingredient for human consumption.  The rising popularity of plant proteins has resulted in significant growth with increased participation by competitors entering the market to produce plant proteins.  Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon.  These competitors may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in development products that are more effective than those proposed to be developed by Burcon.

History of operating losses and financing requirements- Burcon has accumulated net losses of approximately $99.0 million from its date of incorporation through March 31, 2021.  While the construction of Merit Foods' Flex Production Facility has been completed and it achieved first commercial production of its pea and canola proteins in February and April 2021, respectively, the magnitude of future royalty payments from Merit Foods cannot be ascertained at this time.  In the absence of a definitive time when sales of products will be significant, Burcon expects its accumulated losses to increase as it continues to commercialize its products, its research and development and its product application trials.  Burcon cannot predict if it will every achieve profitability and, if it does, it may not be able to sustain or increase its profitability.  The commercial success of any of Burcon's products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon's business costs.

Developing Burcon's products and conducting product application trials is capital intensive.  Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of $107.5 million from the sale or issuance of equity securities and $9.5 million from the issuance of convertible debentures.  As at March 31, 2021, Burcon had $14.0 million in cash and cash equivalents.  Burcon believes that it has sufficient capital to fund the current level of operations through September 2023.  Although Burcon has sufficient funds to operate until September 2023, it will need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations.

COVID-19 - Pandemic Risk

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen in June 2020 after an initial lockdown, governments were required to reinstate lockdowns and closures when infection rates returned at the end of 2020 and early 2021.  Since March 2021, the supply of vaccines has become more secure in Canada and immunization rates are continuing to improve in Canada, the United States and may developed countries in the world.  However, the threat of the COVID-19 pandemic on the world economy is expected to remain until immunization rates in developing countries improve.  The duration and long-term effects of the pandemic is unknown at this time.  Even though governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies, it is too early to predict the efficacy of such programs at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020

In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  While the COVID-19 pandemic has not significantly affected Burcon's and Merit Foods' business operations to-date, it is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

OUTLOOK

For the coming year, Burcon's primary objective is to further develop its pipeline of plant-based protein technologies to include other novel renewable plant sources.  In addition, Burcon will continue to support Merit Foods to optimize and ramp up Merit Foods' pea protein and canola protein production facility.  Burcon's activities will include:

  advancing Burcon's pipeline of plant-based protein technologies by conducting research to develop and refine its extraction and purification processes for novel protein products;

  filing patent applications to protect intellectual property arising from research and development of new protein technologies;

  working with Merit Foods to optimize the and ramp up Merit Foods' Flex Production Facility to produce Burcon's pea and canola proteins;

  conducting further research to develop additional applications for Peazazz® and Peazac® pea proteins, as well as Supertein®, Puratein® and Nutratein® canola proteins and blends into food products;

  continuing to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products; and

  support Merit Foods in pursuing regulatory approval of Burcon's Supertein®, Puratein® and Nutratein® canola proteins in Canada and Europe.

In addition, Burcon will also:

  explore and identify possible suitable locations for its expansion of its Winnipeg Technical Centre, which is expected to include an expanded footprint with increased commercial processing capacity as well as analytical and functional capabilities;

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  explore partnership opportunities to bring additional plant-based protein ingredients to market;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2021 and 2020 further strengthen and expand its intellectual property portfolio;

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives;

  pursue product development agreements with major food, beverage, and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products; and

  continue to engage in investor relations activities with the benefit of Burcon's NASDAQ listing, to support the expansion of Burcon's investor base, particularly from the U.S. investment community, by raising awareness about Burcon through various media channels, analyst coverage and investor relations.